Canwest Media Inc.
31st Floor, Canwest Global Place
201 Portage Avenue
Winnipeg, Manitoba
R3B 3L7

April 8, 2008

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549-3561

Dear Sir:

Re: Form 20-F for the fiscal year ended August 31, 2007

In response to your letter dated March 19, 2008, we attach the following information. The following comments are in the order in which the questions appear in your letter. References in this letter to "Canwest", "the Company" and "we" or "our" are references to CanWest Media Inc. (formerly CanWest MediaWorks Inc.) and its subsidiaries.  “CAN$” refers to Canadian dollars.

Please note that the Company acknowledges that:

▪	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

1.
Regarding you response to comment 4, please provide us your analysis supporting your apparent conclusion that the CAN$6.6 million adjustment is not material to your 2005 and previous years’ US GAAP financial statements.

Canwest Media Inc. (“CMI” or the “Company”) is a foreign private issuer and only has debt securities issued.  Accordingly, the users of the CMI financial statements are bondholders only.  Below is a summary of the out of period adjustment, including facts and circumstances from the Company’s SAB 99 memo:

An out-of-period income tax adjustment was recorded and disclosed in the financial statement for the year ended August 31, 2005.  This adjustment related to two items: a) applicable deductions for transaction costs originally taken which were reversed; however, the deductions were acceptable under income tax law (amounting to $2.4 million tax benefit) and b) certain items not included in the determination of taxable income for the year ended 2004 which were later noted to have been overlooked (amounting to a tax benefit of $4.2 million).

In February, 2004, management inadvertently concluded that certain deductions related to transactions costs incurred in 2001, should not have been included in the tax returns for 2001, 2002 and 2003 fiscal years,  In preparing tax returns for the 2004 fiscal year, management concluded that the deductions were appropriate and the amendments made in 2004 should not have been made. In 2004, the Company had amended both their tax returns and their financial statement tax provision and deferred tax assets for this item.  On discovering, this error in 2005, the Company adjusted the deferred tax balances and reflected the re-instatement of the deduction as an out-of-period correction in 2005.  The deductions in the tax returns as amended in 2005 were accepted by the taxation authorities. This error resulted in an understatement of the 2005 tax provision and overstatement of the 2004 tax provision by $2.4 million.

Income tax returns for the Canadian corporate entities for fiscal 2004 were completed and filed in February 2005 (as tax return filings are due within 6 months of the August 31 fiscal year end).  Upon completion of the filing of these tax returns, the Company compared the tax return amount with the accounting provisions that were booked in 2004 financial statements. The aggregate adjustments resulted in a reduction of income tax expense of $6.5 million as compared to the 2004 income tax provision recorded in the financial statements.  This amount excludes the $2.4 million noted in the previous paragraph.

Management completed an analysis of the major components of the $6.5 million.  Our analysis shows that approximately $2.3 million of the true up was attributable to changes in estimates.  The remaining $4.2 million represented errors due to oversight or misuse of facts that were available at the time of financial statement preparation or mathematical mistakes.  The  items related to deductions and carry forwards not reflected in the 2004 tax working papers which should have been determined in preparation of the tax provision, inclusion of income in the 2004 tax working papers which had been earned in prior years and tax consequences already recorded in future income taxes and incorrect calculations.   On this basis, net earnings for the year ended August 31, 2004 and 2003 was understated by $1.9 million and $1.8 million, respectively; opening retained earnings as at September 1, 2002 was understated by $0.5 million;  and earnings for fiscal 2005 was overstated by $4.2 million.

The tax errors originally were identified in 2005. The tax errors were recorded in 2005 as an out-of-period adjustment and no amounts related to these errors roll over into subsequent years. When the 2005 financial statements were originally released, the Company did not have any discontinued operations.  However, since 2005, the Company has disposed of certain operations resulting in the 2005 statement of operations being restated for classification of certain operations as discontinued operations.  The tax errors identified relate solely to continuing operations.

In aggregate, the impact of these items was as follows:
▪	For 2005, the tax provision was understated by $6.6 million; US GAAP net loss and loss from continuing operations was understated by $6.6 million; Canadian GAAP net income was overstated by $6.6 million; and Canadian GAAP loss from continuing operations was understated by $6.6 million.
▪
For 2004, the tax provision was overstated by $4.4 million and US GAAP net loss and loss from continuing operations and Canadian net loss and loss from continuing operations was overstated by $4.4 million;

▪
For  2003, the tax provision was overstated by $1.8 million and US GAAP net income and income from continuing operations and Canadian GAAP net income and income from continuing operations  was understated by $1.8 million; and

▪	Opening retained earnings as at September 1, 2002 was understated by $0.5 million.

 Based on the materiality discussion below, management determined these errors were not material to each of the respective prior years and correction of the errors in 2005 was not material to the 2005 fiscal year. Staff Accounting Bulletin 108 was applicable to the Company’s year ended August 31, 2007

Discussion

In the determination of the appropriate accounting treatment, we take into consideration the nature of the adjustments – either errors or changes in estimates and materiality.

Materiality Analysis

The determination as to materiality is both quantitative and qualitative.  Quantitative measures typically look to the item in question as a percentage of a financial measure such as revenue, operating income or continuing net earnings.  Qualitative measures go beyond the absolute numbers and take into consideration the nature of the item and assess the degree to which the item would have affected the user of the financial statements.

The Company considered the errors from a quantitative basis, both individually and in aggregate. See the analysis attached as Appendix A.

For both 2004 and 2003, the tax errors individually and when combined with other differences previously identified were less than 5% of net (loss) income as  reported under both US and Canadian GAAP and net income (loss) from continuing operations under both US and Canadian GAAP.  However, for 2005, the tax errors individually and when combined with other differences were greater than 5% to the net loss and the net loss from continuing operations as reported for US and Canadian GAAP.

Given that the users of the financial information are the bond holders (as CMI has only registered certain debt and related guarantees) and the volatility in net (loss) earnings over the five years ended August 31, 2005, management believes benchmarks other than net income or net income before taxes would be more appropriate to evaluate the impact of the errors on the financial statements.  Management has prepared adjusted annual earnings (loss) for the five year periods ending August 31, 2005, the average adjusted earnings for the five year period and operating cash flows as outlined in Appendix A to evaluate the impact these errors.

The adjusted annual earnings measure excluded unusual items that occurred during the year and were identified in the financial statements.  While this adjustment removed a certain level of volatility from the earnings, the earnings continued to reflect significant volatility. Using adjusted net income for US GAAP purposes, the quantitative materiality of the items for 2005 was significantly reduced whereas it was increased for 2004.   Based on the level of volatility in this measure, the errors were compared to the average earnings for the three year periods ended August 31, 2005.  While this measure resulted in an error rate individually and in aggregate (based on average income from continuing operations) of 8.7%  and 2.3% (3.3% using Iron Curtain), the extent that these tax errors were over 5% was not considered to be significant in light of the users of these financial statements.  The final measure used to assess quantitative materiality was cash flow from operations. Under this measure the errors were quantitatively not material.

The qualitative factors considered in assessing the materiality of the potential income tax misstatement are as follows:

•
Tax misstatements do not mask a trend in net earnings (loss).  As noted above, the Company’s net results as well as its results from continuing operations have been somewhat volatile.  Over the five year period ended August 31, 2007, the Canadian GAAP results from continuing operations have ranged from a loss of $266 million to a profit of $85 million.  Further, the Canadian GAAP net results of the Company have ranged from a loss of $219 million to a profit of $281 million. Similarly, the US GAAP results from continuing operations and net results have ranged from a loss of $230 million to income of $38 million and a loss of $182 million to income of $267 million.  This volatility results from a number of economic factors and well as changes in the business over the periods of time as the Company has completed strategic business combinations and disposals.   These tax errors have not mitigated or contributed to such volatility.

•
While the Company reported Canadian GAAP net earnings for 2005 which was lower than the tax errors and the aggregate SUDs, the fact that the 2005 net results were essentially break-even results, management believes that using a 5% of net income is not appropriate in such circumstances as it would render any items greater than $240 thousand being an error.  Management does not believe this low threshold in absolute dollars is consistent with the concept of materiality of the financial statements as a whole.  While recording the out-of-period adjustment resulted in reporting a nominal net income of $4.8 million as opposed to a nominal loss of $1.8 million under Canadian GAAP, the amount of the loss or the net earnings was not viewed by management as affecting the assessment of the Company.  Further, full disclosure was made of the amount of the out-of-period adjustment such that a reader could take this matter into account if they wished.   For all other periods, the recording of the out-of-period adjustment did not result in either net results or results from continuing operations under either Canadian or US GAAP changing from a loss to income.

•
The income statement line item which is affected most significantly is income tax expense.  While the out-of-period adjustment is quantitatively significant to the tax provision forcontinuing operations under both Canadian and US GAAP, management did not consider the adjustment to be  material because our income taxes have  historically been unpredictable, as a result of the mix of the tax treatment of income of our subsidiaries, impact of different tax rates on capital gains, changes in assessment for valuation allowances, goodwill impairments and changes in tax laws and rates..  As a result we believe that investors do not rely on the historical tax results in evaluating the Company’s enterprise value, rather they rely on statutory rates adjusted for certain non deductible items and foreign  tax rates differences  of our subsidiaries to forecast income taxes.

•	Misstatement of income taxes has no affect on compliance calculations in connection with debt covenants.

•
The misstatements did not impact the management incentive bonuses which are, in part driven by increases in net earnings. The increase in net earnings for 2005 was achieved absent the additional tax benefit recorded by the out-of-period adjustment.

•
Management does not expect the 2005 tax misstatement to have an effect on the a bondholder’s assessment of the Company’s ability to meet its obligations on its bonds. We would expect bondholders are interested in the cash generating capability of the Company as measured by cash flow from operations and the Company’s cash outflows to maintain its operating capacity (i.e. capital expenditures). As noted, the impact of these errors on cash flow was not material. Further, debt holders often rely on other measures such as EBITDA, free cash flow and debt ratings. These errors have not affected these other measures.

•
The errors were unintentional and did not result from fraud or the application of inappropriate accounting policy or income management.  The errors represent oversights and misuse of facts that existed at the time of the financial statement preparation and mathematical mistakes.

•	The misstatements do not affect segment operating results as income taxes are not allocated to our operating segments.

Conclusion

Management has concluded that the tax misstatements identified were not material to any of the three years presented in the 2005 20-F financial statements when taken on their own or when combined with the other unadjusted items that have been identified.  This conclusion is supported by both the quantitative and qualitative analysis giving consideration to the users of the financial statements and the nature of the errors as supported by the qualitative analysis. Management is satisfied that the judgment of the users of our financial statements would not be changed or influenced by the adjustments to the income tax provision.

Sincerely

/s/ John Maguire

John E. Maguire
Chief Financial Officer

Appendix A